                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-19253
(Check One)

[x] Form 10-K and Form 10-KSB  Form [ ] 11-K
[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For the period ended April 30, 1998
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

                  For the transition period ended _____________

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant: Video Update, Inc.
                              ------------------------------------
     Former name if applicable:
                               -----------------------------------
     Address of principal executive office (STREET AND NUMBER):
     3100 World Trade Center, 30 East Seventh Street
     -------------------------------------------------------------
     City, State and Zip Code:  St. Paul, Minnesota 55101
                                ----------------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

                  THE COMPANY IS IN THE PROCESS OF FINALIZING ITS FINANCIAL STATEMENTS, WHICH IS TAKING ADDITIONAL TIME DUE TO THE COMPANY'S RECENT ACQUISITION OF MOOVIES, INC. THE COMPANY IS ALSO CIRCULATING THE DRAFT OF ITS FORM 10-K AMONG ITS OUTSIDE DIRECTORS AND IS ATTEMPTING TO OBTAIN COMMENTS/APPROVAL FROM ALL DIRECTORS PRIOR TO THE FILING OF SAME. THE COMPANY INTENDS TO FILE ITS FORM 10-K WELL WITHIN THE EXTENSION OF TIME PROVIDED BY RULE 12B-25.

                                     PART IV
                                OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification.

  Daniel A. Potter, Chief Executive Officer                (651) 222-0006
--------------------------------------------------------------------------------
(Name)                                          (Area Code and Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X]Yes            [ ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X]Yes            [ ] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  SEE EXHIBIT A ATTACHED HERETO, CONSISTING OF THE COMPANY'S PRESS RELEASE DATED JUNE 29, 1998.

  Video Update, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

                  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 29, 1998                   By:  /s/Daniel A. Potter
                                            -------------------
                                       Daniel A. Potter, Chief Executive Officer

                                  EXHIBIT A

                          JUNE 29, 1998 PRESS RELEASE

                          [LETTERHEAD OF VIDEO UPDATE]



                                                     CONTACT: Video Update, Inc.
                                    Stephen L. Reynolds, Chief Financial Officer
                                                             Phone: 612-222-0006


                                                           FOR IMMEDIATE RELEASE

       VIDEO UPDATE, INC. REPORTS FOURTH QUARTER AND FISCAL 1998 RESULTS; COMMENTS ON OUTLOOK FOR FIRST QUARTER; INTEGRATION OF ACQUIRED MOOVIES
       LOCATIONS ON TRACK; SIGNING OF REVENUE SHARING LICENSING AGREEMENT
               WITH MAJOR STUDIO; ANNOUNCES CHANGE IN FISCAL YEAR


                  ST. PAUL, MN, June 29, 1998 - Video Update, Inc. (NASDAQ National Market: VUPDA, VUPDZ), an international video rental chain, today announced its results for the quarter and year ended April 30, 1998. Net loss for the quarter, inclusive of significant one-time charges as described below, was $15,394,000 or $0.59 per share compared to net income of $1,307,000 or $0.07 per share for the fourth quarter of fiscal 1997. Exclusive of the one-time charges, the net loss for the quarter would have been $3,615,000 or $0.14 per share. Revenues for the quarter increased 87% to $50,434,000 from $26,969,000 and same store sales declined by 2%. These results were consistent with the announcement by the Company on May 7, 1998.

                  For the fiscal year ended April 30, 1998, the Company reported a net loss of $14,480,000 or $0.70 per share, inclusive of the one-time charges compared to net income of $4,620,000 or $0.28 per share, diluted for fiscal 1997. Exclusive of the one-time charges, the net loss for the year would have been $2,701,000 or $0.13 per share. Revenues for the year increased 70% to $156,154,000 from $91,799,000 and same store sales for the year increased by 2%.

                  The Company, as previously announced, took significant one-time charges of approximately $17 million in the quarter ended April 30, 1998. These charges consisted of the following: (i) $3.8 million related to the Moovies transaction, $3.5 million of which was a non-cash, non-tax deductible charge to compensation expense related to the release of shares from escrow and the remainder was for other transaction related expenses; (ii) $2.3 million in write-downs associated with the closing of underperforming stores; (iii) $2.8 million in reserves for future cash outlays for lease terminations and miscellaneous closing costs; (iv) $3.7 million non-cash charge relating to the restated employment agreements for the Company's Chief Executive Officer and its President, which amount will be applied to their existing stock option related loan obligations to the Company and $3.5 million will be used to pay income tax expenses arising from this transaction; and, (v) $700,000 for the early retirement of the Company's previous senior bank facility.

                                                                     (continued)

VIDEO UPDATE, INC./ FY 1998
PAGE 2 OF 5


                  Commenting on the operating results and charges to income, the Company's Chief Financial Officer, Stephen L. Reynolds stated: "We are committed to improving our results and we are taking several actions in this regard. Among them, we are in the process of closing 41 underperforming stores; we are converting the acquired Moovies locations to the Video Update operational systems; and we are presently analyzing opportunities for further cost savings." Regarding the restated employment agreements, Mr. Reynolds stated: "Under the previous employment arrangements, the Company had significant financial obligations to these executives if they left at a time when they had outstanding loan obligations to the Company. These new agreements allow us to eliminate the uncertainty relating to those obligations in the future."

                  The Company's Chairman and CEO, Daniel A. Potter, stated:
"Obviously, we are disappointed with how fiscal 1998 ended. We attribute much of this to the delay in closing the Moovies transaction, which required significant management attention and added more than 250 superstores to our base in March 1998, well into our fourth quarter and some eight months after we first signed a merger agreement. Although the delay impacted our fourth quarter results, it also reflected a reduction in the original exchange ratio of 1.1 shares of Video Update, Class A Common Stock for every 1.0 Moovies share to the final 0.75 to
1.0 ratio, upon which we closed the transaction. We look back at this as a `cleanup' quarter that will allow us to put certain charges behind us and move forward on the basis of our significant strengths, including great locations, aggressive marketing, extensive selection of solid hit titles and experienced management team."

                  Mr. Potter continued, "The Moovies transaction has presented us with significant opportunities. Our core base of Video Update superstores in the U.S. and Canada are performing well so far this quarter with positive single-digit same store sales increases in both May and June, compared to the same period last year and reflect the fact that our operating strategy and format distinguish us from other retailers. Our challenge is to convert the acquired Moovies locations, which as a unit are not yet performing to our expectations, into stable, solidly performing Video Update superstores as quickly as possible. Although we now have all of the acquired locations "on-line" with Video Update's information and computer systems, the process of integrating the acquired locations is a continuing one which we expect to complete by Thanksgiving. And we are on track to do this. We are taking immediate steps to adjust layout and marketing to the Video Update system. We also are in the process of immediately closing underperforming acquired locations."

                  Mr. Potter continued, "We remain very enthusiastic about the Moovies acquisition, the video industry and the Company's prospects this year. We recently have signed one direct revenue sharing license agreement with a major studio and feel confident about obtaining additional direct revenue sharing agreements with other major motion picture studios. The upcoming crop of new release titles is solid and includes The Wedding Singer, Good Will Hunting, Primary Colors, US Marshals and Titanic. I am also happy to report that the Company will be changing its fiscal year end from April 30 to January 31, effective January 31, 1999. This will bring us in line with other retailers and allow our stockholders and the investment community to more easily analyze and compare our performance to others in the industry.

VIDEO UPDATE, INC./ FY 1998
PAGE 3 OF 5


Finally, we intend to continue to maximize the operating efficiencies of all of our locations, which means a broader selection and availability of titles, consistently superior customer service, and an even stronger commitment to the core fundamental of good retailing: giving the customer what they want when they want it."

Matters discussed in this news releases, including expectations express or implied, as to the Company's future operating results, including results for the quarter ending July 31, 1998, contain forward-looking statements that involve risks and uncertainties. Future operating results or other events may differ materially and significantly from such forward-looking statements and can be impacted by many of the risk factors and concerns described in the Company's SEC reports, including but not limited to competition, weather, and consumer acceptance of then available new release movie titles. In addition, no assurances can be given that the Company will be successful in timely integrating and managing the operating, purchasing, marketing and management information systems of Moovies with those of Video Update or that the Company will be able to hire, train, retain and assimilate selected individuals employed at acquired stores. These and other risks related to the acquisition of Moovies are detailed from time to time in the Company's SEC reports, including Form 10-K for the year ended April 30, 1997 and Form 10-Q for the quarter ended January 31, 1998 and in proxy materials that were mailed to Video Update and Moovies stockholders on or about January 30, 1998.

###

VIDEO UPDATE, INC./ FY 1998
PAGE 4 OF 5


                               VIDEO UPDATE, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                               THREE MONTHS            FISCAL YEAR ENDED
                                              ENDED APRIL 30               APRIL 30
                                          ----------------------    -----------------------
                                             1997         1998         1997          1998
                                          ---------    ---------    ---------    ----------
Revenues:                                             (unaudited)                (unaudited)
    Rental revenue                        $  23,821    $  44,785    $  83,489    $ 138,279
    Service fees                                148          277          567          800
    Product sales                             3,000        5,372        7,743       17,075
                                          ---------    ---------    ---------    ---------
                                             26,969       50,434       91,799      156,154

Costs and expenses:
    Store operating expenses                 20,270       44,150       69,366      128,971
    Selling, general and administrative       2,151       16,521        8,231       25,813
    Cost of product sales                     1,702        4,567        4,544       11,513
    Store closing charge                       --          5,082         --          5,082
    Amortization of goodwill                    474          830        1,613        2,353
                                          ---------    ---------    ---------    ---------
                                             24,597       71,150       83,754      173,732
                                          ---------    ---------    ---------    ---------

Operating income (loss)                       2,372      (20,716)       8,045      (17,578)

Interest expense                               (195)      (1,779)        (544)      (3,702)
Other (expense) income                          126         (143)         461          684
                                          ---------    ---------    ---------    ---------
                                                (69)      (1,922)         (83)      (3,018)
                                          ---------    ---------    ---------    ---------
Income (loss)  before income taxes            2,303      (22,638)       7,962      (20,596)
Income tax expense (benefit)                    996       (7,244)       3,342       (6,116)
                                          ---------    ---------    ---------    ---------
Net income (loss)                         $   1,307    $ (15,394)   $   4,620    $ (14,480)
                                          =========    =========    =========    =========

Net income (loss) per share, basic        $    0.07    $   (0.59)   $    0.29    $   (0.70)
                                          =========    =========    =========    =========

Net income (loss) per share, diluted      $    0.07    $   (0.59)   $    0.28    $   (0.70)
                                          =========    =========    =========    =========

VIDEO UPDATE, INC./ FY 1998
PAGE 5 OF 5


                               VIDEO UPDATE, INC.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                     ASSETS
                                                                  APRIL 30,      APRIL 30,
                                                                    1997           1998
                                                                 -------------------------
                                                                       (IN THOUSANDS)
                                                                                (unaudited)
Cash and cash equivalents                                        $   2,424      $   1,433
Accounts receivable                                                  3,776          4,737
Notes receivable from related parties                                1,394             --
Inventories                                                          4,811         12,449
Videocassette rental inventories - net                              47,986         94,452
Property and equipment - net                                        33,069         68,913
Prepaid expenses                                                       783          4,162
Income taxes receivable                                                 --          2,430
Deferred income taxes                                                   --         17,963
Goodwill - net                                                      37,716         73,468
Other assets                                                         1,649          5,792
                                                                 ---------      ---------
Total assets                                                     $ 133,608      $ 285,799
                                                                 =========      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable                                                    $  20,564      $ 104,488
Accounts payable                                                    12,196         39,045
Accrued compensation                                                 1,779         12,841
Accrued expenses                                                     4,390          7,685
Accrued rent expense                                                   264          5,073
Income taxes payable                                                 1,096             --
Deferred income taxes                                                2,327          7,368

Commitments and contingencies

Stockholders' equity:
Preferred Stock, par value $.01 per share:
    Authorized shares -- 5,000,000
    Issued shares - none                                                --             --
Class A Common Stock, par value $.01 per share:
    Authorized shares -- 60,000,000
    Issued and outstanding shares -- 18,170,341 at April 30,
      1997 and 29,278,518 at April 30, 1998                            182            293
Class B Common Stock, par value $.01 per share:
    Authorized, issued and outstanding shares  --                       20             --
    2,000,000 at April 30, 1997 and non at April 30, 1998
    Additional paid-in capital                                      86,085        117,641
    Retained earnings (deficit)                                      6,806         (7,674)
    Foreign currency translation                                      (421)          (961)
                                                                 ---------      ---------
                                                                    92,672        109,299
    Notes receivable from officers for the exercise of
    options                                                         (1,680)            --
                                                                 ---------      ---------
Total stockholders' equity                                          90,992        109,299
                                                                 ---------      ---------
Total liabilities and stockholders' equity                       $ 133,608      $ 285,799
                                                                 =========      =========